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                     March 16, 2023

       Cyril Lesser
       Chief Financial Officer
       Forbion European Acquisition Corp.
       4001 Kennett Pike, Suite 302
       Wilmington, Delaware 19807

                                                        Re: Forbion European
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-41148

       Dear Cyril Lesser:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction